

August 31, 2009

Mr. Martin Eden
Chief Financial Officer
Gran Tierra Energy Inc.
300, 611 10th Avenue SW
Calgary, Alberta, Canada T2R 0B2

> **Re:** **Gran Tierra Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-34018**

Dear Mr. Eden:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 3 – Business Combinations, page 90

1.   We note your disclosures indicate that upon closing of the acquisition of Solana Resources Limited, Grand Tierra security holders owned approximately 51% of the combined company on a diluted basis. Please tell us how you have computed this ownership percentage and submit a schedule which provides details of your calculation.

2.   We note under the terms of the agreement with Solana Resources Limited, you issued warrants and options that have exercise prices denominated in Canadian dollars. Further, we note on page 84, your disclosure indicating you have designated the U.S. dollar as your functional currency.   Please tell us how you have considered the guidance in paragraph 33, footnote 19 and paragraph B129 of SFAS 123R in determining these share-based payments are appropriately classified and accounted for as equity rather than as liabilities. Additionally, please tell us whether you maintain any other options whose exercise prices are denominated in currencies other than U.S. dollars.

Note 6 – Share Capital, page 98

3.   We note in 2007 that you modified the terms of the warrants issued in the 2006 Offering and recorded $8.6 million of liquidated damages representing the change in the fair value of the warrants. You disclose that you determined the revised fair value of the warrants using a Black-Scholes warrant pricing model based on a 25% volatility rate which you describe as "a typical volatility rate used to value this type of security". Please explain how you determined that a 25% volatility rate was "typical," and tell us why you believe this rate is a better estimate than your historical volatility rate in computing the fair value of these warrants.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief